UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 24, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Santander

Earnings Presentation

2Q24
BRGAAP

July 24th, 2024

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, suggest or imply future results, performance or achievements, and may include terminology such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or others that have similar meaning.

Such statements are subject to numerous risks, uncertainties and assumptions. We issue a warning that a number of significant circumstances could cause actual results to significantly diverge from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. In no event shall Santander Brasil, as well as any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents are in no way responsible for third parties (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

Aside from other considerations stated in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance. Our ability to compete effectively will depend on changes in consumer preferences and financial circumstances of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions leading to changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.


Santander

1 Strategy Update

2 2Q24 Results Highlights

3 Takeaways

Key Messages

2Q24 highlights

	YoY	
NII	+11%	**Consistent growth** and aligned with our strategy
Fees	+17%	**Fees** solid expansion, emphasizing our diversified portfolio
Funding from clients	+10%	**Funding mix evolution** with higher retail representativeness
Recurring LLP	-1%	**LLP under control** with a decline in the cost of risk
Expanded loan portfolio	+8%	**Portfolio expansion,** especially on target businesses

Results

Net Profit

R$ 3.3 billion
(+10% QoQ)
(+44% YoY)

Recurring ROAE

15.5%
(+1.4 p.p. QoQ)
(+4.3 p.p. YoY)

Strategy progress

- Obsession in achieving **customer primacy**
- **Free offering boosting** customer **conversion** rate
- **Consumer Finance** growing with quality
- **Boosting SMEs** with new customer service model
- **Ben and Pluxee JV** allows balance sheet reinforcement

Customer centricity

Continuous technology evolution to serve our customers where, how and when they desire

Bank of choice, focus on being present in the lives of our customers[1]

+13% YoY and **+6%** QoQ in customers with primacy among individuals

Customers with primacy generate **4x** higher net revenue[3]

Profitability

Revenue[3] per active customer by vintage (Base 100)


2021 Vintage
2022 Vintage
2023 Vintage
129
120
105
100
2Q23
2Q24

Obsession with customers' experience

NPS by segment

Segment	NPS	Change
Individuals	61	+10 YoY
Companies[2]	41	+ 8 YoY

- **First in stability** by Downdetector in 6M24
- **+12 p.p. in digital features available** in 2 years
- **Investments in security and seamless interaction** of our customer journey

Digital channel

NPS of Individuals mobile APP


65
68
71
73
73
2Q23
3Q23
4Q23
1Q24
2Q24

Primally digital relationship

4.5x IA interactions in the chatbot[4]

+40% YoY in chatbot interactions[5]

533 million visits per month

Remote service

NPS


59
66
71
73
74
2Q23
3Q23
4Q23
1Q24
2Q24

Resolution rate of **96%**

+31% YoY in remote interactions

+6 p.p. in human chat usage in the remote channel

New store model

Stores NPS


60
62
63
70
76
2Q23
3Q23
4Q23
1Q24
2Q24

Store as a **convenience** channel and part of a comprehensive **multichannel offering**

+15% in revenue per store over 2 months using the new model

-16% YoY in stores visits

(1) Considering transactionality, loans, and investments, requiring at least two of these verticals for the bank to be marked as the primary one for customer. (2) Considering SMEs segment. (3) Net Revenue = revenue - loan loss provision. (4) Comparing to 2021. (5) Regarding the number of sessions.


Santander
COMEÇA AGORA
uma nova relação do Santander com você.

Free offering

- **Complete redesign** of the mass income offering
- **New digital experience,** much simpler and intuitive
- **Continuous and multichannel conversation:** App, Chat, and Store 100% integrated
- Ambition to be **more present in our customers life**

Moving forward towards customer primacy and conversion of our base

Credit cards

- **Higher sales** of first credit card for bank's customers
- Focus on customers with **better ratings and income above segment's average**
- **Increase of NPS** in the segment

Current accounts

- **Greater reactivation** of account holders
- Higher conversion of **single-product customers**
- Strengthening our position among **young audience**

Santander Select

Ambition of becoming the **leading platform for premium services in Brazil**

Outstanding performance in the high-income segment for the last 2 years

1.5 million customers (+144% in 2 years)

+59% in investment clients[1] in 2 years

+42% YoY in customers with primacy[2]

Continuous improvement in the customer experience (NPS)



+8 pts
62
63
70
2Q22
2Q23
2Q24

Loan portfolio (R$ billion)



+60%
43.2
60.5
69.3
Jun/22
Jun/23
Jun/24

Net inflow (base 100)



100
348
624
2Q22
2Q23
2Q24

New brand positioning reinforcing the unique attributes of Santander Select

- **Specialists team** recognized by our customers with **high levels of satisfaction**
- **Santander Global,** streamlined journey, with exclusive experiences and services
- **Close, personal and humanized** offering
- **Investment advisory**, with the highest customer proximity in the market
- **Exclusive** cards tailored to all profiles
- **Exclusive social and cultural** experiences



COMEÇA EM VOCÊ
COMEÇA AGORA
santander.com.br/select
Santander Select

Santander

(1) Internal definition of customers with investments exceeding R$ 100 thousand. (2) Considering transactionality, loans, and investments, requiring at least two of these verticals for the bank to be marked as the primary one for customer.

Strategic businesses

Diversifying the portfolio with consistency and profitability

Cards

Customer base expansion[1]
(YoY growth)


-10%
-4%
-1%
3%
6%
2Q23
3Q23
4Q23
1Q24
2Q24

+12 p.p. YoY in activation within 3 months of signing up

Sustainable growth of the cards base
(4Q21 base 100)


42
64
65
66
2Q23
4Q23
1Q24
2Q24

87% are current account holders, +13 p.p. in 3 years

Steady rise in credit turnover
(YoY growth)


3%
7%
11%
14%
16%
2Q23
3Q23
4Q23
1Q24
2Q24

Continuous enhancement in the customer experience

NPS 86 +6 YoY

Payroll loans

Loan portfolio expansion focusing on our own channels
(R$ billion)


+32%
55.5
62.7
72.0
73.2
Jun/22
Jun/23
Mar/24
Jun/24

+21 p.p. in own channel share in origination since 2021

+36% YoY origination in digital channels

5.2 thousand agreements

NPL 90 outperforms the Brazilian Financial System (May/24 vs May/22)


SFN 2
Santander
-0.3 p.p.
-0.5 p.p.

Focus on a seamless customer journey across our stores and digital channel

NPS 89 +7 YoY

(1) Active customers with credit card. (2) "SFN" stands for Brazilian Financial System.

Consumer Finance

Ongoing transformation driven by innovation and technology

Brazil's largest consumer finance business **100% digital**

- **4-clicks financing** sign up and **enhanced security** through facial recognition
- **Real time hyper personalized offers** with heavy use of Advanced Analytics
- **Strategic partnerships** with 6 of the 10 largest auto brands
- **Product cross-selling** with +28% YoY in current accounts and +44% YoY in insurance
- Digital presence through **Webmotors,** the leading Brazilian vehicles sales website
- Contributing for the development of the **sustainable solutions** market

Record in auto loan origination since last year (R$ billion)


+61%
8.7
8.8
12.4
14.1
2Q22
2Q23
1Q24
2Q24

+3.0 p.p. YoY market share in the auto loans origination[1]

NPL 90 continues to outperform the Brazilian Financial System (May/24 vs May/22)


SFN[2]
Santander
0.1 p.p.
-0.4 p.p.

-1.8 p.p. in the 15-90 days NPL of auto loans to individuals (Jun/24 vs. Jun/23)

Auto loan portfolio expanding with consistency (R$ billion)


+19%
56.7
58.3
64.1
67.5
Jun/22
Jun/23
Mar/24
Jun/24

+3.7 p.p. YoY of new vehicles representativeness in the auto loan portfolio

Excellence in customer experience (NPS)


+2 pts
89
91
2Q23
2Q24

Customer satisfaction Best in Class

(1) May/24 vs. May/23. (2) "SFN" stands for Brazilian Financial System.

SMEs

Wide presence and competitive advantages to drive business growth

Focus on being increasingly present in our customers lives

- Service coverage by **microregions**
- **25% growth** in the specialists team
- **Differentiated approach** using geolocation tools
- Proximity to our customers improves **risk management**



4x visits per specialist/month

Visited customers have **2x** higher NPS

Enhanced experience with intensive use of technology

- **94%** of active account holders are **digital customers**
- **Digital and electronic signatures** for all business segments
- **+14 p.p. in share** of electronic **signatures**
- **Automation and digitalization** of collaterals formalization process
- **Automatic issuance** of contracts

Number of transactions with electronic signature (base 100)


100
185
212
6M22
6M23
6M24

YTD lead time evolution


Treasury
Trade Finance
-90%
-88%

NPS evolution


+15
27
34
41
Jun/22
Jun/23
Jun/24

Investments

Expansion of the funding plan

Full offer through Toro and Santander

TORO — **Open and comprehensive investment platform**, providing the **best experience** in equities

Advisory services, offering the solution that best suits the **client profile**, backed by high-end technology

Full-banking platform, featuring superior offering and completeness

Retail[1]

Net inflow
(R$ billion)


5.1x
1.8
5.7
9.4
2Q22
2Q23
2Q24

+82% YoY in individuals net inflow

+10% YoY increase in Investment clients[2]

NPS 76 +8 pts YoY

Santander AAA

Net inflow
(R$ billion)


2.6x
2.5
5.0
6.5
2Q23
1Q24
2Q24

1.7 thousand advisors, with ambition of reaching 2.0 thousand

R$ 4.2 million (+95% YoY) average net inflow per advisor

NPS 85 +16 pts YoY

Extensive use of technology for a new digital experience



More intuitive and practical

- **Profitability:** a new tracking perspective
- **Usability:** simpler and more intuitive journeys
- **Performance:** faster and more robust

(1) Retail funding includes AAA. (2) Internal concept of customers with Investments exceeding R$100 thousand.


Santander

1

Strategy Update

2

2Q24 Results Highlights

3

Takeaways

Net interest income

(R$ million)	2Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Client NII	**14,493**	**0.2%**	**14,068**	**3.0%**
Product NII	13,883	0.5%	13,226	5.0%
Volume	588,235	2.6%	550,730	6.8%
Spread (p.a.)	9.81%	*-0.21 p.p.*	9.99%	*-0.18 p.p.*
Market NII	**258**	**-22.6%**	**-736**	**n.a.**
Net Interest Income	**14,751**	**-0.3%**	**13,332**	**10.6%**



NII
(YoY growth)
4.9%
4.4%
8.8%
14.5%
10.6%
2Q23
3Q23
4Q23
1Q24
2Q24



Net Interest Income
R$ million
9.99%
9.69%
9.73%
10.01%
9.81%
Spread (p.a.)
13,332
13,151
13,780
14,790
14,751
14,068
13,797
13,882
14,457
14,493
Client NII
-736
-647
-102
333
258
Market NII
2Q23
3Q23
4Q23
1Q24
2Q24

Loan portfolio

(R$ million)	Jun/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23	
Individuals	248,932	0.9%	229,104	8.7%	
Consumer Finance[1]	75,450	4.5%	67,515	11.8%	15,7%[1]
SMEs	70,922	3.0%	62,218	14.0%	
Corporate[2]	143,199	4.1%	140,461	1.9%	
Total[2]	**538,502**	**2.5%**	**499,298**	**7.9%**	8.4%[1]
Private securities and guarantees	127,090	-1.2%	117,917	7.8%	
Expanded Portfolio	**665,592**	**1.8%**	**617,215**	**7.8%**	8.2%[1]

Focus on **collateralized loans**

69% of the individual loan portfolio is collateralized

Stable QoQ
+3 p.p. YoY

Loan Portfolio

Auto Loans[3]
R$ 78.5 billion
+6% QoQ
+22% YoY[1]

Payroll
R$ 73.2 billion
+2% QoQ
+17% YoY

Cards
R$ 55.7 billion
+4% QoQ
+13% YoY

(1) Impacted by the sale of our entire stake in Banco PSA, which had a portfolio of R$ 2,302 million as of Jun/23. Changes excluding Banco PSA. (2) Disregarding the exchange rate effect, the corporate loans portfolio would have grown 0.3% QoQ and fallen by 3.0% YoY. Total portfolio would have grown 1.4% QoQ and 6.3% YoY. (3) Including the auto loan portfolio of consumer finance, individual and business customers.

Funding

(R$ million)	Jun/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23
Demand deposits	39,159	4.5%	39,715	-1.4%
Saving deposits	57,980	1.6%	57,672	0.5%
Time deposits	395,408	5.6%	337,196	17.3%
Repo products[1]	15,942	-11.5%	18,526	-13.9%
Real Estate (LCI) and Agribusiness (LCA) credit notes	81,384	2.1%	71,679	13.5%
Financial bills and others[2]	52,533	-7.6%	60,503	-13.2%
Funding from Clients	**642,406**	**3.0%**	**585,291**	**9.8%**

Customer funding mix by segment



58%
57%
56%
42%
43%
44%
Jun/22
Jun/23
Jun/24
Corporate & SMEs
Individuals³

Customer funding mix by product



R$ billion
+9.8%
585.3
623.4
642.4
3.2%
6.8%
9.9%
10.3%
12.2%
57.6%
2.9%
6.0%
9.2%
9.1%
12.8%
60.0%
2.5%
6.1%
9.0%
8.2%
12.7%
61.6%
Jun/23
Mar/24
Jun/24
Repo products¹
Demand deposits
Savings deposits
Financial bills and others²
Real Estate (LCI) and Agribusiness (LCA) credit notes
Time deposits

(1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) Including the Private Banking segment.

Fees

(R$ million)	2Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Cards	1,328	7.2%	1,171	13.4%
Current Account Services	887	4.2%	819	8.2%
Insurance Fees	992	4.3%	795	24.9%
Credit Operations	578	-0.9%	477	21.1%
Securities Brokerage and Placement	441	11.8%	405	9.0%
Asset Management	381	3.7%	339	12.4%
Asset Management	150	9.4%	126	19.0%
"Consórcios"	231	0.4%	213	8.5%
Collection Services	302	-2.9%	323	-6.4%
Others	273	44.7%	83	n.a.
Total Fees	**5,182**	**6.1%**	**4,412**	**17.5%**

Total fees



R$ million
4,412
4,707
5,007
4,886
5,182
2Q23
3Q23
4Q23
1Q24
2Q24

Fee breakdown in 2Q24



R$ million
+17.5%
4,412
157
67
198
36
101
42
-21
190
5,182
2Q23
Cards
Current Account Services
Insurance Fees
Securities Brokerage and Placement
Credit Operations
Asset Management
Collection Services
Others
2Q24

Cost of risk

Recurring loan loss provisons and cost of risk



R$ million
4.5%
4.3%
4.0%
3.8%
3.7%
5,980¹
5,618
6,837
6,105¹
6,043
5,896¹
7,162
6,487
6,924
6,765
6,631
(1,182)
(869)
(820)
(723)
(735)
2Q23
3Q23
4Q23
1Q24
2Q24
LLP
Recovery of written-off loans
Cost of risk – 12M²
Including specific case in wholesale

NPL Formation[3]



1.70%
1.32%⁴
1.05%
1.36%
1.32%
1.20%
6,604⁴
8,501
5,250
6,839
6,820
6,313
2Q23
3Q23
4Q23
1Q24
2Q24
NPL formation/ portfolio
NPL formation (R$ million)

Renegotiated loan portfolio



53.1%
52.7%
53.8%
54.3%
53.7%
7.1%
6.8%
6.3%
6.0%
5.6%
35,600
34,334
32,761
31,696
30,290
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
Renegotiated porfolio coverage
Renegotiated portfolio over total loan
Renegotiated portfolio (R$ million)

(1) Disregards (i) additional provision reversal in 2Q23 of R$1,450 million; (ii) additional provision booked for a specific case in Wholesale in 4Q23; (iii) additional provision booked in 2Q24 of R$1,930 million. (2) The cost of risk disregards the effects previously mentioned. (3) NPL Formation is calculated by adding the portfolio written-off as loss during the period to changes in the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter, also excludes the renegotiated porftolio. (4) Disregarding the active portfolio sale amounting to R$ 1.9 billion in 2Q23.

Delinquency (NPL)

15-90 days


5.9%
5.6%
5.2%
5.1%
4.9%
4.2%
4.0%
3.8%
3.8%
3.5%
1.8%
1.9%
1.7%
2.0%
1.6%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
Individuals
Total
Corporate & SMEs

15-90 days in Corporate & SMEs


5.3%
5.0%
4.8%
4.9%
4.3%
0.1%
0.5%
0.1%
0.4%
0.1%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
SMEs
Corporate

Over 90 days


4.8%
4.2%
4.3%
4.3%
4.2%
3.3%
3.0%
3.1%
3.2%
3.2%
1.4%
1.3%
1.4%
1.5%
1.6%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
Individuals
Total
Corporate & SMEs

Over 90 days in Corporate & SMEs


4.2%
3.9%
4.1%
4.4%
4.7%
0.1%
0.1%
0.1%
0.1%
0.2%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
SMEs
Corporate

Expenses

(R$ million)	2Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Administrative	2,531	3.9%	2,492	1.6%
Personnel	2,979	-2.6%	2,762	7.8%
Total Expenses	**5,510**	**0.3%**	**5,255**	**4.9%**
Depreciation and Amortization[1]	805	0.3%	784	2.6%
Total General Expenses	**6,314**	**0.3%**	**6,039**	**4.6%**

General Expenses



R$ million
6,297
15
+0.2%²
3
Stable²
6,314
1Q24
Expenses with expansion of the business
Recurring expenses
2Q24

Expenses and Efficiency Ratio



R$ million
43.1%
42.5%
43.0%
39.7%
39.3%
6,039
784
2,492
2,762
6,095
797
2,505
2,793
6,582
793
2,838
2,952
6,297
802
2,436
3,059
6,314
805
2,531
2,979
2Q23
3Q23
4Q23
1Q24
2Q24
Personnel Expenses
Administrative expenses
Depreciation and Amortization¹
Efficiency ratio

(1) Excluding 100% of the goodwill amortization expense of R$ 85 million in 2Q24, R$ 85 million in 1Q24 and R$ 111 million in 2Q23. (2) Variations relative to the total for the previous period.

Results

(R$ million)	2Q24	1Q24	2Q24 x 1Q24	2Q24 x 2Q23
Net Interest Income	14,751	14,790	-0.3%	10.6%
Fees	5,182	4,886	6.1%	17.5%
Total Revenues	**19,933**	**19,676**	**1.3%**	**12.3%**
Allowance for Loan Losses	(5,896)	(6,043)	-2.4%	-1.4%
General Expenses	(6,314)	(6,297)	0.3%	4.6%
Others	(3,816)	(3,797)	0.5%	2.4%
Managerial Profit Before Taxes	**3,907**	**3,539**	**10.4%**	**95.3%**
Taxes and Minority Interest	(575)	(518)	10.9%	n.a.
Recurring Managerial Net Profit	**3,332**	**3,021**	**10.3%**	**44.3%**
Additional Provision	(1,930)	-	n.a.	n.a.
Strategic partnerships[1]	1,930	-	n.a.	n.a.
Managerial Net Profit	**3,332**	**3,021**	**10.3%**	**47.5%**

2Q24 Highlights

Recurring ROAE
15.5%
+1.4 p.p. QoQ
+4.3 p.p. YoY

Recurring Cost of risk 12M[2]
3.7%
-0.1 p.p. QoQ
-0.8 p.p. YoY

BIS ratio
14.4%
-0.1 QoQ
+0.9 p.p. YoY

CET1
11.2%
-0.2 p.p. QoQ
+0.6 p.p. YoY

Santander

(1) Joint venture with Pluxee. (2) Disregards (i) additional provision reversal in 2Q23 of R$1,450 million; (ii) additional provision booked for a specific case in Wholesale in 4Q23; and (iii) additional provision booked in 2Q24 of R$1,930 million.


Santander

1 Strategy Update

2 2Q24 Results Highlights

3 **Takeaways**



Takeaways –

Quarter highlights and expectations

- Obsessive focus on being the **most present bank in our customers' lives**
- **Primacy** agenda leveraged by the **intensive use of technology**
- **Free offering** as a powerful tool in **customer activation and conversion**
- **Consistent advancement in strategic business,** with high asset quality, **increasing our clients' satisfaction**
- **Results aligned to our strategy,** pursuing long-term growth and profitability